Mail Stop 6010

                                                July 25, 2005

Connie Wood
President and Chief Executive Officer
Micropac Industries, Inc.
905 E. Walnut Street
Garland, Texas 75040

Re:	Micropac Industries, Inc.
Form 10-KSB for Fiscal Year Ended November 30, 2004
Forms 10-QB for Fiscal Quarters Ended
February 26, 2005 and May 28, 2005
File No. 0-5109

Dear Ms. Wood:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended November 30, 2004
1. We note the reference in your cover letter to including the
responses in future filings.    As previously requested, please
include the revisions in an amendment to your Form 10-KSB.

Sales, Marketing and Distribution
2. Please refer to prior comment 5. Please discuss the material terms of the agreements with Advanced Energy Industries and Celestica. Also, tell us why you have not filed the agreements as exhibits. Also, please tell us how you determined the percentage of revenues from Advanced for 2004.


Risk Factors
3. Please refer to prior comment 7. Please revise the titles to highlight the risk.

Pricing Pressures
4. Please refer to prior comment 8. Please discuss the material terms of the agreements.

Supply Chain
5. Please refer to prior comment 12. Please discuss the material terms of the agreements.

Properties
6. Please refer to prior comment 13. Please expand this section or the risk factors to clarify your interests in the properties.

Liquidity and Capital Resources
7. Please refer to prior comment 15. Please file the agreement as an exhibit.

Results of Operations
8. Please refer to prior comment 16. Please clarify what offset the increase in new orders.

Part III.  Item 9 - Item 12
9. Please refer to prior comments 18-22, 25 and 28. Please revise your annual report in response to the comments.
10. Please refer to prior comment 24. Please file as exhibits the employment agreement with Ms. Wood and the salary reduction plan.
11. Please refer to prior comment 26. Please file as an exhibit the agreement with Mr. Heinz-Werner Hempel and discuss the material terms of the agreement.
12. Please refer to prior comment 27. Please file as an exhibit the agreement with Nicholas Nadolsky.


Signatures and Exhibits 31.1, 31.2, 32.1 and 32.2
13. Please refer to prior comments 33 and 35. Please amend your filing to provide the required signatures.

Report of Independent Registered Public Accounting Firm
14. We have reviewed your response to comment 34. Please revise to include the correct date of the audit opinion, as you have provided.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

15. We have reviewed your response to comment 35. Please tell us how your proposed revised accounting policy for warranties whereby you record a reserve based on known instances of defects upon customer notification complies with GAAP. It appears that any expense recorded would not be recorded at the time of revenue recognition. Additionally, your proposed revised disclosure does not appear to address our concern over your revenue recognition policy as it applies to product returns. Please advise or revise.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure to be certain that they have provided all information investors required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer at (202) 551-3641 or Kaitlan
Tillan,
Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 551-3625 or me at (202)
551-3602 with any other questions.

      Sincerely,


							Thomas A. Jones
							Senior Attorney



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Connie Wood
Micropac Industries, Inc.
July 25, 2005
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